Exhibit 99.1

TD Bank Finalizes Size of Preferred Share Issue

     TORONTO, Jan. 25, 2008 - The Toronto-Dominion Bank ("TD") today announced that a group of underwriters led by TD Securities Inc. has exercised the option to purchase an additional 2 million Non-cumulative Class A First Preferred Shares, Series Q (the "Series Q Shares") carrying a face value of $25.00 per share. This brings the total issue announced on January 22, 2008, and expected to close January 31, 2008, to 8 million shares and gross proceeds raised under the offering to $200 million.

     The Series Q Shares will yield 5.60% per cent annually and are redeemable by TD for cash, subject to regulatory consent, at a declining premium after approximately five years. TD has filed in Canada a prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue.

     The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Peter Walker, Capital Finance, (416) 983-3906; or Nicholas Petter, Corporate Communications, (416) 308-1861